Exhibit 99.1

Ayr Wellness Announces First Sale from 80,000 Sq. Ft. Phoenix Cultivation Facility,

Launch of STiX Pre-Roll Co. in Arizona

MIAMI, May 18, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced that it has launched first sales from its Phoenix, Arizona cultivation facility. Concurrently, the Company announced the launch of its national pre-roll brand, STiX Pre-Roll Co. (“STiX”) in Arizona.

“Sales from our new Arizona cultivation marks a key operational milestone for Ayr, increasing our capacity of high-quality flower in the state,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Having great flower will be crucial to distinguishing our Kynd brand throughout the state, while also allowing us to unveil new offerings like STiX, which represents one of the fastest growing form factors in the market, per BDSA. We’ve been very impressed with the quality of the flower and yields coming out of the facility, a credit to our cultivation team.”

The 80,000 sq. ft. cultivation facility began operations in December 2021. The indoor facility has 22 strains under cultivation, with first harvests yielding ~75 g/sq. ft. The Company anticipates increases in yields, THC percentages and terpene percentages in subsequent harvests.

“The quality of the facility and the flower coming out of it represents a huge step for Ayr in Arizona, and we’ve received outstanding feedback on both from our wholesale partners who have toured the facility thus far,” said Jeff Finnerty, SVP, Marketing at Ayr. “With unique, cutting-edge, genetics and an unrelenting commitment to quality, we’re excited to expand the presence of our offerings throughout Arizona and doing so at a premium price point.”

STiX launches with two primary SKUs, Walking STiX 1g Pre-Roll and BoomSTiX, a 1g Infused Pre-Roll. Walking STiX will be offered in strains including Wedding Cake, Mai Tai Zkittles, Mr. Nasty, and Dream Tangie. BoomSTiX will be offered initially with Ghost Train Haze, Jenny Kush, Jenny Kush #4, and Jack Kush.

STiX is initially being offered exclusively in Ayr’s three Oasis Cannabis locations. The Company anticipates initiating sales to 3rd party retail locations shortly thereafter.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com